SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939.

                NATIONAL VISION, INC. (f/k/a VISTA EYECARE, INC.)
 ------------------------------------------------------------------------------
                               (NAME OF APPLICANT)

                  296 GRAYSON HIGHWAY, LAWRENCEVILLE, GA 30045
 ------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

           TITLE OF CLASS                                AMOUNT
  12% Senior Secured Notes due 2009      $120,000,000 (plus accreted interest)

Approximate date of issuance: As soon as practicable after this Form T-3 becomes effective.

Name and address of agent for service:          Mitchell Goodman
                                                National Vision, Inc.
                                                296 Grayson Highway
                                                Lawrenceville, GA  30045

                                                With a copy to:

                                                Jan M. Davidson
                                                Kilpatrick Stockton LLP
                                                1100 Peachtree Street, N.E.
                                                Atlanta, GA  30309


         The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effective date until the applicant shall file a further amendment which specifically states that this application shall thereafter become effective in accordance with Section 307(c) of the Trust Indenture Act of 1939 or until the application shall become effective on such date as the Commission, acting pursuant to said Section 307(c), may determine.

                                     GENERAL

         1. GENERAL INFORMATION. Furnish the following as to the applicant:

                  (a)      Form of organization.
                           A corporation.

                  (b) State or other sovereign power under the laws of which organized. Georgia.

         2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

         Vista Eyecare, Inc., a Georgia corporation (the "Company"), proposes to issue, as part of its First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, Filed by Vista Eyecare, Inc. and Certain of its Debtor Subsidiaries (the "Parent Plan of Reorganization") and its First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, Filed by Frame-N-Lens Optical, Inc.; Midwest Vision, Inc.; New West Eyeworks, Inc.; and Certain of their Debtor Subsidiaries (the "Subsidiaries Plan of Reorganization"), each as amended by the Modification to First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, Filed by Vista Eyecare, Inc. and Certain of its Debtor Subsidiaries and First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, Filed by Frame-N-Lens Optical, Inc.; Midwest Vision, Inc.; New West Eyeworks, Inc.; and Certain of their Debtor Subsidiaries (the "Modification" and, collectively with the Parent Plan of Reorganization and the Subsidiaries Plan of Reorganization, the "Plan of Reorganization"), its 12% Senior Secured Notes due 2009 (the "Senior Notes"). Pursuant to the Plan of Reorganization, the creditors of the Company will receive Senior Notes and common stock of the Company, in the amounts specified in the Plan of Reorganization. On April 13, 2001, the United States Bankruptcy Court for the District of Georgia (the "Bankruptcy Court") approved the Company's First Amended Disclosure Statement to Accompany First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, Filed by Vista Eyecare, Inc. and Certain of its Debtor Subsidiaries and First Amended Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code, Filed by Frame-N-Lens Optical, Inc.; Midwest Vision, Inc.; New West Eyeworks, Inc.; and Certain of their Debtor Subsidiaries (the "Disclosure Statement") as containing "adequate information" for the purpose of soliciting votes of holders of claims against the Company for acceptance or rejection of the Plan of Reorganization (Case Nos. 00-65214 to 00-65224). A copy of the Disclosure Statement, with the Plan of Reorganization annexed thereto as an exhibit, is attached hereto as Exhibit T3E. The Senior Notes are to be issued under an indenture (the "Senior Note Indenture") between the Company and State Street Bank and Trust Company, a form of which is attached hereto as Exhibit T3C.

         The Company believes that the issuance of the Senior Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of securities contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

                                  AFFILIATIONS

         3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         (a)      Please see Items 4 and 5.

         (b) The following chart sets forth the relationship among the Company and all of its subsidiaries, including their respective percentages of voting securities, as of May 24, 2001.

Name of Entity                             Percentage of Voting Securities Held                          Relationship
--------------                             ------------------------------------                          ------------

Vista Optical Express, Inc.                                100%                      Wholly-owned subsidiary of Vista
                                                                                                        Eyecare, Inc.
NVAL Healthcare Systems, Inc.                              100%                      Wholly-owned subsidiary of Vista
                                                                                                        Eyecare, Inc.
International Vision Associates, Ltd.                      100%                      Wholly-owned subsidiary of Vista
                                                                                                        Eyecare, Inc.
Frame-n-Lens Optical, Inc.                                 100%                      Wholly-owned subsidiary of Vista
                                                                                                        Eyecare, Inc.
Midwest Vision, Inc.                                       100%                      Wholly-owned subsidiary of Vista
                                                                                                        Eyecare, Inc.

New West Eyeworks, Inc.                                    100%                      Wholly-owned subsidiary of Vista
                                                                                                        Eyecare, Inc.
Family Vision Centers, Inc.                 100% by Frame-n-Lens Optical, Inc.             Wholly-owned subsidiary of
                                                                                           Frame-n-Lens Optical, Inc.
Vision Administrators, Inc.                 100% by Frame-n-Lens Optical, Inc.             Wholly-owned subsidiary of
                                                                                           Frame-n-Lens Optical, Inc.
Alexis Holding Company, Inc.                  100% by New West Eyeworks, Inc.          Wholly-owned subsidiary of New
                                                                                                  West Eyeworks, Inc.
Vista Eyecare Network, LLC                    100% by New West Eyeworks, Inc.          Wholly-owned subsidiary of New
                                                                                                  West Eyeworks, Inc.
Mexican Vision Associates, S.A. de C.V.         100% by International Vision         Wholly-owned subsidiary of Vista
                                                        Associates, Ltd.                                Eyecare, Inc.
Mexican Vision Associates Operadora,      100% by Mexican Vision Associates, S.A.          Wholly-owned subsidiary of
S. de R.L. de C.V.                                        de C.V.                     Mexican Vision Associates, S.A.
                                                                                                              de C.V.
Mexican Vision Associates Servicios,      100% by Mexican Vision Associates, S.A.          Wholly-owned subsidiary of
S. de R.L. de C.V.                                        de C.V.                     Mexican Vision Associates, S.A.
                                                                                                              de C.V.
NVAL Visioncare Systems of California,     100% by NVAL Healthcare Systems, Inc.      Wholly-owned subsidiary of NVAL
Inc.                                                                                         Healthcare Systems, Inc.
NVAL Visioncare Systems of North           100% by NVAL Healthcare Systems, Inc.      Wholly-owned subsidiary of NVAL
Carolina, Inc.                                                                               Healthcare Systems, Inc.
ProCare Eye Exam, Inc.                      100% by Frame-n-Lens Optical, Inc.             Wholly-owned subsidiary of
                                                                                           Frame-n-Lens Optical, Inc.
National Vision Associates of Canada     100% by International Vision Associates,       Wholly-owned by International
Ltd.                                                       Ltd.                               Vision Associates, Ltd.
International Vision Associates          100% by International Vision Associates,       Wholly-owned by International
(Netherlands) B.V.                                         Ltd.                               Vision Associates, Ltd.
CECIVA B.V.                               100% by International Vision Associates       Wholly-owned by International
                                                    (Netherlands) B.V.                Vision Associates (Netherlands)
                                                                                                                 B.V.
Czech Vision Associates s.r.o.                      100% by CECIVA B.V.                   Wholly-owned by CECIVA B.V.
Slovak Vision Associates s.r.o.                     100% by CECIVA B.V.                   Wholly-owned by CECIVA B.V.

         (c) The above stated relationships between the Company and its subsidiaries will remain the same after the effective date of the Plan of Reorganization.


                             MANAGEMENT AND CONTROL

         4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

         The following chart sets forth the executive officers and directors of the Company, as of May 24, 2001. Except as otherwise noted below, the address for each executive officer and director listed below is 296 Grayson Highway, Lawrenceville, Georgia 30045:

Name                                                                       Title
----                                                                       -----
James W. Krause                         Chief Executive Officer, President, and Chairman of the Board of Directors
Angus C. Morrison                       Senior Vice President, Chief Financial Officer

Mitchell Goodman                        Senior Vice President, General Counsel and Secretary
Charles M. Johnson                      Senior Vice President, Lens Manufacturing and Distribution
Eduardo A. Egusquiza                    Senior Vice President, Information Technology
Michael J. Boden                        Executive Vice President, Retail Operations
Richard D. Anderson                     Senior Vice President, Real Estate
Robert W. Stein                         Senior Vice President, Human Resources and Professional Services
Peter T. Socha                          Senior Vice President, Strategic Planning and Managed Care, Director
Timothy W. Ranney                       Vice President, Corporate Controller
Ronald J. Green                         Director
James E. Kanaley                        Director


         The following chart sets forth the persons chosen to be executive officers and directors of the Company upon the effective date of the Plan of Reorganization. Except as otherwise noted below, the address for each executive officer and director listed below is 296 Grayson Highway, Lawrenceville, Georgia 30045:

Name                                                                        Title
----                                                                        -----
James W. Krause                          Chief Executive Officer, President, and Chairman of the Board of Directors
Michael J. Boden                         Executive Vice President, Retail Operations
Eduardo A. Egusquiza                     Senior Vice President, Information Technology
Mitchell Goodman                         Senior Vice President, General Counsel and Secretary
Charles M. Johnson                       Senior Vice President, Manufacturing and Distribution
Angus C. Morrison                        Senior Vice President, Chief Financial Officer
Timothy W. Ranney                        Vice President, Corporate Controller
Robert W. Stein                          Senior Vice President, Human Resources and Professional Services
Peter T. Socha                           Director
Myrel Neuman                             Director
Robert Floum                             Director
Jeffrey Snow                             Director


         5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

         As of May 5, 2001 (Insert date within 31 days):

            Col. A                         Col. B                       Col. C                       Col. D
  Name and Complete Mailing         Title of Class Owned             Amount Owned            Percentage of Voting
           Address                                                                              Securities Owned
  -------------------------         ---------------------            ------------            --------------------

Campbell B. Lanier, III                 Common Stock               4,363,062 (1)(2)                  20.7%

-------------------------------------------------

(1) Includes shares owned by the following individuals and entities, who may be deemed a "group" within the meaning of the beneficial ownership provisions of the federal securities laws: Mr. Lanier (838,832 shares); Mr. Lanier's wife (750 shares); Campbell B. Lanier, IV (25,550 shares); ITC Service Company (3,356,648 shares);

William H. Scott, III (82,782 shares); Martha J. Scott (28,000 shares, inclusive of 10,000 shares owned by the Scott Trust, of which Ms. Scott is the sole trustee); William H. Scott, III Irrevocable Trust F/B/O Martha Scott (the "Scott Trust") (10,000 shares); Bryan W. Adams (8,000 shares).


(2) Includes 24,375 shares which Mr. Lanier has the right to acquire under the Company's Non-Employee Director Stock Option Plan.


         As of the effective date of the Plan of Reorganization:

            Col. A                         Col. B                       Col. C                       Col. D
  Name and Complete Mailing         Title of Class Owned             Amount Owned             Percentage of Voting
           Address                                                                              Securities Owned
  --------------------------        ---------------------            ------------             --------------------
  Scudder High Yield Series-
   Scudder High Yield Fund
   c/o Zurich Scudder
   Investments, Inc.
   222 South Riverside Plaza
   Chicago, IL  60606               Common Stock                     1,302,857 shares (1)(2)(3)   26.06% (1)(2)(3)

  U.S. Bankcorp Investments, Inc.
  65 East 55 Street
  22nd Floor
  New York, NY  10022               Common Stock                     703,143 shares (1)(2)      14.06% (1)(2)

(1) Assumes an aggregate amount of unsecured claims of $175,000,000.
(2) Assumes a total of 5,000,000 shares will be issued.
(3) Includes aggregated shares to be held by ten Zurich Scudder Funds.



                                  UNDERWRITERS

         6.       UNDERWRITERS. Give the name and complete mailing address of
(a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

         The following entities acted as underwriters in connection with the offering of the Company's 12 3/4% Senior Notes due 2005:

                           Schroder & Co. Inc.
                           Equitable Center
                           787 South Avenue
                           New York, NY  10019-6016

                           NationsBanc Montgomery Securities LLC
                           231 S. LaSalle St., 18th Floor
                           Chicago, IL  60697

                           First Union Capital Markets
                           301 South College Street
                           Charlotte, NC  28280-0604


                               CAPITAL SECURITIES

         7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

         As of May 5, 2001 (Insert date within 31 days):

-----------------------------------------------------------------------------------------------------------------
       Col. A                                            Col. B                             Col. C
TITLE OF CLASS                                       AMOUNT AUTHORIZED                AMOUNT OUTSTANDING
-----------------------------------------------------------------------------------------------------------------

Common Stock, par value $.01 per share               100,000,000 shares                 21,169,103 shares
Preferred Stock, par value $1.00 per share           5,000,000 shares                   None
12 3/4% Senior Notes due 2005                        $125,000,000 of Notes              $125,000,000 of Notes

         As of the Effective Date of the Plan of Reorganization:

-----------------------------------------------------------------------------------------------------------------
       Col. A                                            Col. B                             Col. C
TITLE OF CLASS                                       AMOUNT AUTHORIZED                AMOUNT OUTSTANDING*
-----------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share               10,000,000 shares                  5,000,000 shares
12% Senior Secured Notes due 2009                    $120,000,000 of Notes              $120,000,000 of Notes



     *Assumes that certain distribution elections are made in connection with the Plan of Reorganization.

         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Each outstanding share of the Company's Common Stock has, and will have, one vote with respect to all matters subject to common stockholder vote.

         Holders of the Senior Notes will not have any voting rights by reason of ownership of those securities.

                              INDENTURE SECURITIES

         8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act. All Capitalized terms in this Item 8 shall have the same meaning as provided for in the Indenture.

(A)      Events of Default and Withholding of Notice of Default.

         The following are Events of Default under the Indenture:

         (i) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by Article Ten of the Indenture);


         (ii) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or the failure to make a mandatory redemption pursuant to Section 3.06 of the Indenture) (whether or not such payment shall be prohibited by Article Ten of the Indenture);

         (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to Section 5.01 of the Indenture, which shall constitute an Event of Default with such notice requirement but without such passage of time requirement);

         (iv) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5,000,000 or more at any time;

         (v) one or more judgments in an aggregate amount in excess of $5,000,000 shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;


         (vi) the Company or any of its Significant Subsidiaries pursuant to or under or within the meaning of any Bankruptcy Law:

                  (a)      commences a voluntary case or proceeding;

                  (b) consents to the entry of an order for relief against it in an involuntary case or proceeding;

                  (c) consents to the appointment of a Custodian of it or for all or substantially all of its property;

                  (d) makes a general assignment for the benefit of its creditors; or

                  (e) shall generally not pay its debts when such debts become due or shall admit in writing its inability to pay its debts generally; or


                  (vii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                  (a) is for relief against the Company or any of its Significant Subsidiaries in an involuntary case or proceeding,

                  (b) appoints a Custodian of the Company or any of its Significant Subsidiaries for all or substantially all of their properties taken as a whole, or

                  (c) orders the liquidation of the Company or any of its Significant Subsidiaries,

and in each case the order or decree remains unstayed and in effect for 60 days.

         If a Default or an Event of Default occurs and is continuing and if it is known to a Trust Officer, the Trustee shall mail to each Holder notice of the uncured Default or Event of Default within 90 days after obtaining knowledge thereof. Except in the case of a Default or an Event of Default in payment of principal of, or interest on, any Note, including an accelerated payment, a Default in payment on the Change of Control Payment Date pursuant to a Change of Control Offer and a Default in compliance with Article Five of the Indenture, the Trustee may withhold the notice if and so long as its Board of Directors, the executive committee of its Board of Directors or a committee of its directors and/or Trust Officers in good faith determines that withholding the notice is in the interest of the Holders. The foregoing sentence of Section 7.05 shall be in lieu of the proviso to ss.315(b) of the TIA and such proviso to ss.315(b) of the TIA is expressly excluded from the Indenture and the Notes, as permitted by the TIA.

(B) Authentication and Delivery of the Notes and the Application of Proceeds Thereof.

         Two Officers, or an Officer and an Assistant Secretary, shall sign, or one Officer or an Assistant Secretary (each of whom shall, in each case, have been duly authorized by all requisite corporate actions) shall attest to, the Notes for the Company by manual or facsimile signature.

         If an Officer or Assistant Secretary whose signature is on a Note was an Officer or Assistant Secretary at the time of such execution but no longer holds that office or position at the time the Trustee authenticates the Note, the Note shall nevertheless be valid.

         A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

         The Trustee may appoint an authenticating agent (the "Authenticating Agent") reasonably acceptable to the Company to authenticate Notes. Unless otherwise provided in the appointment, an Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such Authenticating Agent. An Authenticating Agent has the same rights as an Agent to deal with the Company or with any Affiliate of the Company.

         Notes shall be issued in the form of permanent certificated Notes in definitive registered form. The aggregate principal amount of each Note may from time to time be decreased as a result of prepayments of principal pursuant to Sections 3.03 and 3.06 of the Indenture by adjustments made on the records of the Trustee.

         The Securities are being issued to creditors of National Vision, Inc. in accordance with the Plan of Reorganization.

(C)      Release of Property Subject to the Lien of the Indenture.

         The Trustee may and, when required by the provisions of the Indenture, shall execute instruments to release property from the lien of the Indenture, or convey the Trustee's interest in the same, in a manner and under circumstances that are consistent with the provisions of the Indenture. No party relying upon an instrument executed by the Trustee as provided in Article Eight of the Indenture shall be bound to ascertain the Trustee's authority, inquire into the satisfaction of any conditions precedent or see to the application of any moneys.

(D)      Satisfaction and Discharge of Indenture.

         The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (a) either (i) all Notes, theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; provided that from and after the time of deposit, the money deposited shall not be subject to the rights of the Lender pursuant to the provisions of Article Ten of the Indenture; (b) the Company has paid all other sums payable under this Indenture by the Company; and (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent under this Indenture relating to the satisfaction and discharge of this Indenture have been complied with; provided, however, that such counsel may rely, as to matters of fact, on an Officers' Certificate of the Company.

         The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes and Holders and any amounts deposited under Section 8.01 of the Indenture, shall cease to be subject to any obligations to, or the rights of, the Lender under Article Ten of the Indenture once such deposit has been made, except for
(a) the rights of Holders to receive payments in respect of the principal of and interest on the Notes when such payments are due, (b) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (c) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (d) the Legal Defeasance provisions of Section 8.01 of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to covenants contained in Sections 4.04, 4.05, 4.08 and 4.10 through 4.20 of the Indenture and Article Five of the Indenture ("Covenant Defeasance") and Holders and any amounts deposited under Section 8.01 of the Indenture, shall cease to be subject to any obligations to, or the rights of, the Lender under Article Ten of the Indenture once such deposit has been made, and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event of Covenant Defeasance, those events described under
Section 6.01 (except those events described in Section 6.01(a), (b), (f) and
(g)) of the Indenture shall no longer constitute an Event of Default with respect to the Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance:

                  (a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in United States dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as shall be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest on the Notes on the stated date for payment thereof or on the applicable Redemption Date, as the case may be;

                  (b) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee (which may be counsel to the Company) confirming that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (ii) since the date of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders shall not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

                  (c) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee (which may be counsel to the Company) confirming that the Holders shall not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and shall be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

                  (d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default with respect to the Indenture resulting from the incurrence of Indebtedness, all or a portion of which will be used to defease the Notes concurrently with such incurrence) or insofar as Events of Default under Section 6.01 (f) or (g) of the Indenture from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

                  (e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under this Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

                  (f) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

                  (g) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with; and

                  (h) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds shall not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

         Notwithstanding the foregoing, the Opinion of Counsel required by clause (b) with respect to Legal Defeasance need not be delivered if all the Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) shall become due and payable on the maturity date within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by such Trustee in the name, and at the expense, of the Company.

(E) Evidence Required to be Furnished by the Company to the Trustee with Respect to Compliance with Conditions and Covenants.

         The Company shall deliver to the Trustee, within 90 days after the end of each of the Company's fiscal years, an Officers' Certificate (signed by the principal executive officer, principal financial officer and/or principal accounting officer) stating that a review of its activities and the activities of its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officers with a view to determining whether it has kept, observed, performed and fulfilled its obligations under this Indenture and further stating, as to each such officer signing such certificate, that to the best of such officers' knowledge the Company during such preceding fiscal year has kept, observed, performed and fulfilled each and every such obligation and no Default or Event of Default occurred during such year and at the date of such certificate there is no Default or Event of Default that has occurred and is continuing or, if such signers do know of such Default or Event of Default, the certificate shall describe the Default or Event of Default and its status with particularity. The Officers' Certificate shall also notify the Trustee should the Company elect to change the manner in which it fixes its fiscal year end.

         So long as any of the Notes are outstanding (i) if any Default or Event of Default has occurred and is continuing or (ii) if any Holder seeks to exercise any remedy hereunder with respect to a claimed Default under this Indenture or the Notes, the Company shall promptly deliver to the Trustee by registered or certified mail or by telegram, telex or facsimile transmission followed by hard copy by registered or certified mail an Officers' Certificate specifying such event, notice or other action promptly of its becoming aware of such occurrence.

         9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                  None

         CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises--

         (a)      Pages numbered 1 to 11, consecutively.

         (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified (included as Exhibit 99.1 hereto).

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A.              Amended and Restated Articles of Incorporation of
                          the Company and amendments thereto.

Exhibit T3B.              Amended and Restated By-Laws of the Company,
                          incorporated by reference to the Company's
                          Registration Statement on Form S-1, registration number 33-46645, filed with the Commission on March
                          25, 1992, and amendments thereto.

Exhibit T3C.              Form of the Indenture between the Company and State
                          Street Bank and Trust Company.

Exhibit T3D.              Not applicable.

Exhibit T3E.              A copy of the Disclosure Statement, as amended,
                          regarding the Plan of Reorganization, as amended, with certain exhibits thereto.

Exhibit T3F.              A cross reference sheet showing the location in
                          the Senior Note Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939
                          (included in Exhibit T3C).

Exhibit 99.1              Statement of Eligibility on Form T-1.


                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, National Vision, Inc., a corporation organized and existing under the laws of Georgia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Lawrenceville, and State of Georgia, on the 30th day of May, 2001.

(SEAL)




                                                   NATIONAL VISION, INC.


Attest: /s/ Mitchell Goodman                By: /s/ Angus C. Morrison
        Name: Mitchell Goodman                  Name: Angus C. Morrison
        Title: Senior Vice President,           Title: Senior Vice President
               General Counsel and Secretary           and Chief Financial
                                                       Officer